UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

RXBIDS
(Exact name of registrant as specified in its corporate charter)

000-53373
(Commission File No.)

Nevada	20-1226081
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18-B Neal Court
Oceanside, NY 11572
(Address of principal executive offices)

(516) 740-2929
(Issuer's telephone number)

Approximate Date of Mailing: January 27, 2011

RXBIDS

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Notice of Change in the
Majority of the Board of Directors

January 27, 2011

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL
PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF
THE STOCKHOLDERS OF RXBIDS

BACKGROUND

Securities Purchase Agreement

The Board of Directors of the Company is furnishing this Information Statement in connection with the transactions contemplated by that certain Securities Purchase Agreement (the “Securities Purchase Agreement”), dated January 26, 2011 (the “Effective Date”), by and among Avi Koschitzki (“Koschitzki”), the individual sellers signatory thereto (each, a “Seller” and collectively, the “Sellers”), RxBids, a Nevada corporation (the “Company”) and, with respect to certain sections thereof, Jenson Services, Inc., a Utah corporation (“Jenson Services”).

Upon the closing of the transactions contemplated by the Securities Purchase Agreement, which closing occurred on the Effective Date (the “SPA Closing”), a change of control of the Company was affected with the following events occurring:

1.           Koschitzki has acquired 2,680,000 shares (the “Purchased Shares”) of common stock, par value $0.01 per share, of the Company (the “Common Stock”) from the Sellers. The Purchased Shares represent 50.8% of the outstanding shares of Common Stock as of the Effective Date.

2.           Todd Albiston, a director of the Company, resigned his position.

3.           Mack Bradley, a director of the Company and the Company’s President and Chief Executive Officer (“Bradley”), resigned his officer positions as the Company’s President and Chief Executive Officer. Bradley has agreed to remain as a director of the Company until the consummation of a 1 for 12 reverse stock split of the Common Stock (the “Split”) which is expected to occur in the weeks following the Effective Date.

4.           Koschitzki was appointed as a director of the Company (subject to compliance with Rule 14f-1) as well as the President, Chief Executive Officer and Secretary of the Company, leaving him as the sole officer of the Company.

Under the terms of the SPA, Avi Koschitzki has acquired the Purchased Shares for $350,000 in cash, $250,000 of which was paid on the Effective Date, $50,000 of which is to be paid no later than 45 days following the Effective Date and $50,000 of which is to be paid no later than 90 days following the Effective Date. In addition, under the terms of the SPA, within three (3) business days following the consummation of Reorganization (as defined below), the Company shall issue to Jenson Services or its assigns, in consideration of cancellation of all (approximately $12,700) Company debt owed to Jenson Services, an aggregate number of shares of Common Stock equal to 1% of the total outstanding shares of Common Stock, after giving effect to the Reorganization. The term “Reorganization” means the following transactions that are expected to occur following the Effective Date: (i) the Split; (ii) the acquisition by the Company of Xsovt, LLC, a New York limited liability company (“Xsovt”) (as further described below) and (iii) the consummation of a minimum $200,000 and a maximum $1,500,000 preferred stock and warrant financing of the Company (as further described below).

Also pursuant to the SPA, the Company and Bradley have granted to each other reciprocal options (the “Business Purchase Option”) such that: (i) the Company shall have the option, exercisable at any time following the Effective Date, to sell and assign the Company’s existing business and all assets and liabilities relating to such business to Bradley in consideration of the extinguishment of $20,000 in Company debt presently owed to Bradley (the “Consideration”) and (ii) Bradley shall have the option, exercisable at any time, to cause the Company to sell and assign such existing business and all assets and liabilities relating to such business to Bradley for the Consideration.

This Information Statement is being filed and mailed to stockholders on or about January 27, 2011. As such, Koschitzki has been appointed as the sole officer of the Company as of the Effective Date and as a director of the Company formally effective as of February 6, 2011.

In addition to the foregoing, the Company also consummated the following transactions as of the Effective Date:

Acquisition of Xsovt, LLC

As of the Effective Date, the Company also completed an acquisition of Xsovt and its business, assets and liabilities by means of a Securities Exchange Agreement, dated as of the Effective Date (the “SEA”), by and among Koschitzki, Brenda Koschitzki (Koschitzki’s wife), the Avi Koschitzki 2010 Trust and the Koschitzki Children’s Trust, trusts formed by Koschitzki for the benefit of his family (collectively, the “Koschitzki Parties”), and the Company.

Pursuant to the SEA, the Koschitzki Parties exchanged with the Company 100% of the membership interests in Xsovt for an aggregate of: (i) 3,500 shares of the newly designated Series B Convertible Preferred Stock of the Company, (ii) 19,128,467 shares of Common Stock, which shares of Common Stock will be issued effective as of the Effective Date but following the consummation of the Split and (iii) $350,000 in cash, $250,000 of which was paid on the Effective Date, $50,000 of which is to be paid no later than 45 days following the Effective Date and $50,000 of which is to be paid no later than 90 days following the Effective Date.

As a result of the transactions contemplated by the SEA, Xsovt became a wholly-owned subsidiary of the Company, and the Company will operate the business of Xsovt going forward and has assumed Xsovt’s liabilities. It is expected that the name of the Company will be changed to “Xsovt Brands, Inc.” in order to more properly reflect the new business of the Company.

Preferred Stock and Warrant Financing

Also as of the Effective Date, the Company consummated a closing (yielding gross proceeds of $300,000 to the Company) of a minimum $200,000 and a maximum $1,000,000 (with a Company option for an additional $500,000) private placement of units, with each unit consisting of: (i) 25,000 shares of newly designated Series A 6% Cumulative Convertible Preferred Stock of the Company with an initial conversion price of $0.25 per share, (ii) Class A common stock purchase warrants to purchase 100,000 shares of Common Stock at $0.375 per share and (iii) Class B common stock purchase warrants to purchase 100,000 shares of Common Stock at $0.875 per share.

No action is required by the stockholders of the Company in connection with this Information Statement. However, because Bradley has agreed to resign from the Company’s Board of Directors upon the consummation of the Split, Section 14(f) of the Exchange Act of 1934 and Rule 14f-l promulgated thereunder require the mailing to the Company’s stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of the Company’s stockholders). Accordingly, the change in a majority of the Company’s directors will not formally occur until at least 10 days following the filing and mailing of this Information Statement.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES

The Company is authorized to issue 100,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, par value $0.01. Prior to the SPA Closing, 5,274,400 shares of Common Stock were issued and outstanding. In connection with the transaction contemplated by the SPA, 2,680,000 shares of Common Stock held by the Sellers, representing 50.8% of the outstanding shares of Common Stock prior to the SPA Closing, were acquired by Koschitzki. The Koschitzki Parties also received the following securities of the Company in connection with the Company’s acquisition of Xsovt pursuant to the SEA: (i) an aggregate of 19,128,467 shares of Common Stock (which shares of Common Stock will be issued effective as of the Effective Date but following the consummation of the Split) and (ii) 3,500 shares of a newly designated Series B Convertible Preferred Stock of the Company (which will convert into an aggregate of 35% of the Company’s outstanding Common Stock at the time such shares are converted and which will also carry the voting power of 1.5 shares of Common Stock for every share of Common Stock into which such preferred stock is convertible).

CHANGE IN CONTROL TRANSACTION

As of the Effective Date: (i) Koschitzki acquired 50.8% of the outstanding shares of Common Stock from the Sellers, (ii) Koschitzki was appointed as a director and the President, Chief Executive Officer and Secretary of the Company; (iii) Todd Albiston, an existing director, resigned his position and (iv) Mack Bradley, the Company’s President and Chief Executive Officer and a director, resigned his officer positions and agreed to resign his director position upon consummation of the Split.

BUSINESS OF THE COMPANY AND XSOVT

The Company incorporated in Nevada on June 8, 2004 for the purpose of offering money savings for individual consumers on prescription medications. The Company maintains a website (www.rxbids.com) that allows an individual the opportunity to put their medical prescription “up for bid” and have multiple pharmacies bid down the price of a prescription.

Pursuant to the SEA, Xsovt’s business will become the business of the Company. Xsovt was formed in October 2010. Xsovt was created to develop a new footwear paradigm in the multi-billion dollar footwear industry. The founders of Xsovt have worked since the fall of 2008 to develop the Xsovt brand and refine several innovative footwear and other clothing concepts, including lines for men, women and children.

DIRECTORS AND OFFICERS

Pre-SPA

The Company’s officers and directors and additional information concerning them as of January 25, 2011 are as follows:

Name	Age	Position
Mack Bradley	43	President, Chief Executive Officer and Director
Todd Albiston	52	Director

Mack Bradley. Mr. Bradley is the founder of the Company and, until the Effective Date, was the Company’s President and Chief Executive Officer. He has agreed to resign from his position as director of the Company upon the consummation of the Split. He has more than 15 years experience in the medical and dental field and is currently employed at Nobel Biocare USA, in Yorba Linda, California, where he has been a Territory Sales Representative since 2000. From 1998 to 2000, Mr. Bradley was a Territory Sales Representative for Straumann, Waltham, Massachussetts, where he was a surgical plate and screw sales representative. From 1996 through 1998, Mr. Bradley was a Surgical Manager/Scrub Tech at the Mirage Center, Peter Scheer, D.D.S., M.S., Rancho, California where he managed all activities regarding surgeries. He also was employed as a Surgical Manager/Scrub Tech from 1993 to 1996 with Monroe Sternlieb, D.D.S., Harry Glassmann, M.D., Rancho Mirage, California, where he managed all activities regarding dental and plastic surgeries. From 1992 to 1993, Mr. Bradley worked as a Surgical Scrub Tech for Monroe Sternlieb, D.D.S, Harry Glassmann, M.D., and Beverly Hills, California, working with doctors performing plastic surgery. From 1990 to 1992, Mr. Bradley was a combat medic in Desert Storm with the United States Navy as a Medical/Dental Field Technician.

Todd Albiston. Mr. Albiston has been employed as an account manager for Physician Sales and Service, Inc. since 2003. For the preceding 18 years, Mr. Albiston was an account manager for Cardinal Medical Corporation, a medical device company. Mr. Albiston is also a Vice President and a director of Westcott Products Corporation, and the Secretary/Treasurer and a director of Bear Lake Recreation, Inc.

Post-SPA

In connection with the SPA: (i) Todd Albiston resigned his position as director and Mack Bradley resigned his officer positions and agreed to resign his director position upon consummation of the Split and (ii) Koschitzki was appointed the President, Chief Executive Officer and Secretary of the Company as of the Effective Date and as a director of the Company effective as of February 6, 2011. The following sets forth certain information regarding Koschitzki:

Name	Age	Position
Avi Koschitzki	36	President, Chief Executive Officer, Secretary and Director

Avi Koschitzki. Mr. Koschitzki is Xsovt’s founder and an expert in the design, sourcing and quality control procedures for manufactured products. From 2003 to 2010, Mr. Koschitzki founded and acted as the principal of a series of affiliated companies collectively known as Out of the Box Group, which specialized in the design and production of custom interior furnishings for luxury hotels and resorts. In 2005, Mr. Koschitzki was instrumental in helping to procure many amenities for the Wynn Las Vegas Hotel aimed at enhancing the guest experience, including more than 80 custom-made products. In 2006, Out of the Box opened a Las Vegas satellite office, and in 2007 it opened a Hong Kong office to service its growing portfolio of hotel and resorts, including properties in New York, Las Vegas, Dubai, Shanghai and Hong Kong. From 1999 to 2003, Mr. Koschitzki founded and operated Kay Media, Inc., a print brokerage business. By 2000, Kay Media had grown into an established promotional products and catalog company. In 2001, the company pioneered an order and managerial control process that allowed employees of large organizations to more easily order promotional products online through a streamlined and cost effective process.

CORPORATE GOVERNANCE

Effective January 26, 2011, Avi Koschitzki is the President, Chief Executive Officer, Secretary, and a director of the Company (subject to compliance with Rule 14f-1). The Company currently has no independent directors and no audit, compensation, nominating or other committees of the Board of Directors.

Audit, Nominating, Compensation Committees and Director Independence

Mack Bradley and Avi Koschitzki are the directors of the Company as of the date hereof (subject to compliance with Rule 14f-1). Mr. Bradley has agreed to resign his director position as of the consummation of the Split. Our Board of Directors does not have standing audit, nominating or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating and compensation committee.

Communication with our Directors

Stockholders or other interested parties may communicate with our directors by sending mail to Avi Koschitzki, President, c/o Xsovt Brands, Inc., 18-B Neal Court, Oceanside, New York 11572.

Board of Directors’ Meetings

During our fiscal year ending December 31, 2010, the Company did not hold any meetings of the Board of Directors, although our Board of Directors did act by unanimous written consent.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that directors, executive officers and persons who own more than 10% of the outstanding common stock of certain reporting companies file initial reports of ownership and reports of changes in ownership in such common stock with the Securities and Exchange Commission (“SEC”). Officers, directors and stockholders who own more than 10% of the outstanding common stock of certain reporting companies are required by the SEC to furnish such companies with copies of all Section 16(a) reports they file. The Company is required to disclose whether it has knowledge that any person required to file such a report may have failed to do so in a timely manner.

Until January 26, 2011, Mack Bradley acted as President and Chief Executive Officer and a director of the Company, and Todd Albiston acted as a director of the Company. The Company believes that during the Company’s fiscal year ended December 31, 2010, Messrs. Bradley and Albiston and persons owning more than 10 percent of equity securities subject to such reporting obligations have satisfied all Section 16(a) filing requirements. In making this statement, the Company has relied solely upon examination of the copies of Forms 3, 4 and 5 filed with the SEC and the written representations of Messrs. Bradley and Albiston.

DIRECTOR AND OFFICER COMPENSATION

Company Executive Compensation Summary

Since inception, the Company has never paid any salary or consulting fees to its officers.

Option/SAR Grants in Last Fiscal Year

The Company did not grant any stock options to its executive officers or directors from inception through January 25, 2011.

Director Compensation

The Company has not paid its directors any fees or other compensation for acting as directors, nor has the Company paid any fees or other compensation to any of its directors for acting as directors.

Employment Contracts

The Company does not have any employment agreements or other compensation arrangements with Messrs. Bradley or Albiston or any other past director or officer.

Xsovt Executive Compensation Summary

The following table sets forth all compensation paid by Xsovt for the fiscal year ended December 31, 2010. Xsovt was formed in October 2010. The table below sets forth the positions and compensations for the sole officer and managing member of Xsovt.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)
Avi Koschitzki, Managing Member	2010	$24,904	$0	—	—	—	—	$1,500	$26,404

(1)           Represents reimbursement for automobile lease and insurance expenses.

NEW DIRECTORS AND OFFICERS

At the SPA Closing, (i) Todd Albiston resigned his position as director and Mack Bradley resigned his officer positions and agreed to resign his director position upon consummation of the Split and (ii) Koschitzki was appointed the President, Chief Executive Officer and Secretary of the Company as of the Effective Date and as a director of the Company (subject to compliance with Rule 14f-1). Koschitzki has consented to serve in these capacities.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Pre-SPA

Prior to the SPA Closing, as of January 25, 2011, there were 5,274,400 shares of Common Stock outstanding. The following table sets forth certain information known to us with respect to the beneficial ownership of Common Stock as of that date by (i) each of our directors, (ii) each of our executive officers, and (iii) all of our directors and executive officers as a group. Except as set forth in the table below, there is no person known to us who beneficially owns more than 5% of the Common Stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned (1)	Percentage of Class (2)
Mack Bradley*+ 9050 W. Warm Springs Rd. #12-2129 Las Vegas, Nevada, 89148	2,000,000	37.9%
Todd Albiston* 8346 S. Viscounti Dr. Sandy, Utah 84093	—	—
Stephen L. Kreizenbeck 18 Carrerra Ct. Rancho Mirage, California 92270	500,000	9.5%
GOTRY LLC 3811 W. Charleston, #201 Las Vegas, Nevada 89102	280,000	5.3%
All Directors and Officers as a Group	2,000,000	37.9%

*	Director of the Company as of January 25, 2011
+	Officer of the Company as of January 25, 2011

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.

(2)	The percentage of class is based on 5,274,400 shares of Common Stock issued and outstanding as of January 25, 2011.

Post-SPA

The following table sets forth certain information regarding our Common Stock beneficially owned after the consummation of the transactions contemplated by the SPA, for (i) each stockholder known to be the beneficial owner of 5% or more of Link’s outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.

Name of Beneficial Owner	Shares of Common Stock Owned	Percent of Class After SPA (1)
Avi Koschitzki	2,680,000	50.8%
Mack Bradley (2)	—	—
All Executive Officers and Directors as a group	2,680,000	50.8%

(1)
Based on 5,274,400 shares of Common Stock issued and outstanding after the close of the SPA, but without giving effect to: (A) the Split (which is expected to occur in the weeks following the Effective Date); (B) (i) 3,500 shares of the newly designated Series B Convertible Preferred Stock of the Company (which will convert into an aggregate of 35% of the Company’s outstanding Common Stock at the time such shares are converted and which will also carry the voting power of 1.5 shares of Common Stock for every share of Common Stock into which such preferred stock is convertible) and (ii) 19,128,467 shares of Common Stock (which shares of Common Stock will be issued effective as of the Effective Date but following the consummation of the Split), to be issued to Koschitzki, his wife and certain trusts established by Koschitzki in connection with the Company’s acquisition of Xsovt; and (C) any securities issued in the Placement.

(2)	Mr. Bradley has agreed to resign from our Board of Directors upon consummation of the Split.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Company

During 2009 and 2010, the Company engaged in the following related party transactions:

Through the December 31, 2010, the Company has received cash advances from a Mack Bradley totaling $85,250.  The advances are unsecured, non interest bearing and due upon demand. $70,000 of these amounts will be satisfied via the proceeds received by Mr. Bradley as a Seller under the SPA. The balance of these amounts will remain payable on demand but are subject to cancellation in connection with the Business Purchase Option described above, if exercised.

Xsovt

SPA and SEA

Given the participation of Koschitzki, his wife and certain trusts established by him in the transactions contemplated by the SPA and SEA, such transactions are related party transactions. For a description of such transactions, please see the “Background” section on page 1 of this Information Statement.

Formation of Xsovt

In connection with formation of Xsovt, the following transactions involving Avi Koschitzki, the new President, Chief Executive Officer, Secretary and director of the Company, took place:

1.           On November 1, 2010, Koschitzki assigned all of his right, title and interest in all of the assets associated with Xsovt’s business to Xsovt in consideration of the issuance to the Koschitzki Parties of 100% of the membership interests in Xsovt; and

2.           On November 1, 2010, Out of the Box Design, LLC, a New York limited liability company wholly-owned by Koschitzki (collectively with its predecessors, “OOTBD”), assigned all of its and its predecessors’ right, title and interest in all of the assets associated with Xsovt’s business to Xsovt in consideration of (i) $60,000 in cash; (ii) the issuance by Xsovt of a promissory note in the principal amount of $290,000 payable to OOTBD (which will be used to satisfy debts and liabilities of OOTBD in connection with the winding down of its business); and (iii) Xsovt’s assumption of an accrued liability of OOTBD to a third party in the amount of $197,000, which liability was incurred by a predecessor of OOTBD for the benefit of the business of Xsovt.

On the Effective Date (January 26, 2011), the Company acquired Xsovt and its business, assets and liabilities via the transactions contemplated by the SEA. Pursuant to the SEA, the Koschitzki Parties exchanged 100% of the membership interests in Xsovt for (i) 3,500 shares of the newly designated Series B Convertible Preferred Stock of the Company, (ii) 19,128,467 shares of Common Stock, which shares of Common Stock will be issued effective as of the Effective Date but following the consummation of the Split and (iii) $350,000 in cash, $250,000 of which was paid on the Effective Date, $50,000 of which is to be paid no later than 45 days following the Effective Date and $50,000 of which is to be paid no later than 90 days following the Effective Date.

As a result of these transactions, the liabilities of Xsovt (specifically (i) the $290,000 note payable by Xsovt to OOTBD; (ii) the accrued liability of $197,000 assumed by Xsovt from OOTBD and (iii) a $150,000 loan made by a third party investor to Xsovt) became liabilities of the Company through Xsovt as its wholly-owned subsidiary.

Other

Other than the foregoing arrangements, none of the following persons has any direct or indirect material interest in any transaction to which we are a party since our incorporation or in any proposed transaction to which we are proposed to be a party: (i) any of Xsovt’s members or managers directors or officers (including the Koschitzki Parties); (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or any relative or spouse of any of the foregoing persons.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports with the Securities and Exchange Commission annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC’s Public Reference Section at Room 1024, Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission’s Public Reference Section at prescribed rates and may also be obtained from the web site that the Securities and Exchange Commission maintains at http://www.sec.gov.  You may also call the Commission at 1-800-SEC-0330 for more information.  You may send communication to the Board of Directors at 18-B Neal Court, Oceanside, New York 11572.

SIGNATURES

In accordance with the requirements of Securities Exchange Act of 1934, the undersigned registrant caused this information statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  January 27, 2011

RXBIDS

By:	/s/ Avi Koschitzki
	Name:	Avi Koschitzki
	Title:	President and Chief Executive Officer